COLONIAL U.S. FUND FOR GROWTH
                     SUB-ADVISORY AGREEMENT


AGREEMENT dated as of March 27, 1995, among STATE STREET BANK AND
TRUST COMPANY, a Massachusetts trust company Sub-Adviser),
COLONIAL MANAGEMENT ASSOCIATES, INC., a Massachusetts corporation
(Manager), and COLONIAL TRUST VI, a Massachusetts business trust
(Trust).


A Management Agreement (Management Agreement) dated March 27, 1995 between the Manager and the Trust on behalf of Colonial U.S. Fund for Growth (Fund), provides that the Manager shall manage the investment of the Fund's assets in accordance with the Fund's Prospectus and Statement of Additional Information (Prospectus) and may delegate responsibilities to a sub-adviser.


1. The Sub-Adviser will manage the investment of the assets of the Fund in accordance with the Prospectus and will perform the other services herein set forth, subject to the supervision of the Manager and the Board of Trustees of the Trust.

2. In carrying out its obligations hereunder, the Sub-Adviser shall:

      (a) evaluate such economic, statistical and financial information and undertake such investment research as it shall believe advisable.

      (b) purchase and sell securities and other investments for the Fund in accordance with the procedures described in the Prospectus; and

      (c) provide such reports and data in hard copy and machine readable form as are requested by the Manager.

3. The Manager shall pay the Sub-Adviser monthly a fee at the annual rate of 0.50% of the first $50 million of the Fund's average daily net assets, 0.40% of the next $150 million of average daily net assets and 0.35% of average daily net assets in excess of $200 million.

4. The Sub-Adviser shall be free to render similar services to others so long as its services hereunder are not impaired thereby.

5. This Agreement shall become effective as of the date of its execution, and (a) unless otherwise terminated, shall continue until two years from its date of execution and from year to year thereafter so long as approved annually in accordance with the Investment Company Act of 1940, as amended, and the rules thereunder (1940 Act); (b) may be terminated without penalty on sixty days' written notice to the Sub-Adviser (i) by the Manager, (ii) by vote of the Board of Trustees of the Trust or (iii) by vote of a majority of the outstanding voting securities of the Fund;
      (c) shall automatically terminate in the event of its assignment; and (d) may be terminated without penalty by the Sub-Adviser on sixty days' written notice to the Manager and the Trust.

6.    This Agreement may be amended in accordance with the 1940
      Act.

7. For the purpose of this Agreement, the terms "vote of a majority of the outstanding voting securities" and "assignment" shall have their respective meanings defined in the 1940 Act and exemptions and interpretations issued by the Securities and Exchange Commission under the 1940 Act.

8. In the absence of willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser or reckless disregard of its obligations and duties hereunder, the Sub-Adviser shall not be subject to any liability to the Trust or the Fund, or to any shareholder of the Trust or the Fund for any act or omission in the course of, or connected with, rendering services hereunder.


COLONIAL MANAGEMENT ASSOCIATES, INC.


By
Title:  Executive Vice President



COLONIAL TRUST VI


By
Title:  Controller



STATE STREET BANK AND TRUST COMPANY


By
Title:  Executive Vice President



A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by officers not as individuals and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of the Fund.





funds/general/contract/usffgsub